SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE OF CORPORATE DEMAND

(pursuant to Annex I of CVM Resolution 80/22)

São Paulo, November 7th, 2022 - Braskem S.A. ("Braskem" or "Company"), (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), in compliance with art. 33, XLIII and pursuant to Annex I of CVM Resolution no. 80, of March 29, 2022, in extension to the corporate lawsuit communication dated as of August 2, 2022 hereby informs its shareholders and the market about a decision rendered in the lawsuit, under the conditions described below:

Parts:	Plaintiff: Geração Futuro L. Par Fundo de Investimento em Ações, representado pela sua gestora Plural Investimentos Gestão de Recursos Ltda. (as a shareholder of the Company). Defendant: Braskem S.A.
Process Number:	8012635-70.2022.8.05.0039
Amounts, goods, or rights involved:	Amount assigned by the Plaintiff to the cause: R$10,000.00 (ten thousand reais).
Main Facts:

This is an action for annulment of a legal act with a request for urgent injunction, whereby the Plaintiff seeks, among other claims, to annul the election of the Company's Board of Directors held at the General and Extraordinary Shareholders' Meeting of April 19, 2022.

The Plaintiff claims, in sum, that the election of a director in a separate election, pursuant to article 141, paragraph 5 of Law 6,404/76, was prevented due to the supposed existence of a legal quorum for such election.

The Plaintiff argues that it would be up to the Shareholders Meeting's board to form a separate body to allow participants to vote for the candidate nominated by the Plaintiff - the sole candidate - and, consequently, elect him/her to the Board of Directors.

Requests or provisions:

The Plaintiff requests:

(i)  the granting of urgent injunction with the maintenance of the nomination made by the Plaintiff to the position of member of the Company's Board of Directors, namely, Mr. Lírio Albino Parisotto, for a term of two (2) years and as representative of the minority shareholders;

(ii) in the event the urgent injunction is not granted, to declare the nullity of the election of the members of the Company's Board of Directors, so that a new election may be held, with the information considered by the presiding board on 04/19/2022;

(iii)   the presentation, by the Defendant, of the recording of the Shareholders' Meeting; and

(iv)  the production of all evidence allowed by law, including the issuance of official letters to the CVM to clarify any possible application of its regulations to the case at hand.

Court Decisions:

On June 14, 2022, a decision was rendered on the Court On Duty, in which such Court stated, among other points, (i) the lack of urgency in the request, so that the case does not fall within the jurisdiction of the Court On Duty; (ii) the lack of evidence attached to the case records objectively demonstrating that the failure to address the matter would cause irreparable damages or damages that would be difficult to repair to the Plaintiff. Based on these arguments, the judge on duty no longer analyzed the request for provisional remedy, referring the case records to the competent court.

On October 25, 2022, a decision was handed down by the competent Court, in which (i) the Plaintiff's request for urgent relief was denied, since the legal requirements for such were not met; (ii) the request for application of a bad faith litigation penalty to the Company was rejected; and (iii) the parties were notified to inform, within 15 (fifteen) days, if there is any controversy of fact not delineated by the Court, as well as if they intend to present new evidence.

For further information, please contact the Braskem Investor Relations Department on +55 (11) 3576-9531 or via e-mail braskem-ri@braskem.com.br.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.